January 27, 2026

Lorne Abony
Chief Executive Officer
Abony Acquisition Corp. I
1700 S Lamar Blvd, Suite #338
Austin, Texas 78704

       Re: Abony Acquisition Corp. I
           Registration Statement on Form S-1
           Filed December 29, 2025
           File No. 333-292465
Dear Lorne Abony:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pam Howell at 202-551-3357 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction